SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

(202) 942-2940

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to             .

Commission file number: 1-7221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOTOROLA 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Motorola Solutions, Inc.,

1303 E. Algonquin Road,

Schaumburg, IL 60196

Financial Statements, Signatures and Exhibits

The following financial statements, signatures and exhibits are part of this report.

Exhibit No.	Description	Page

No. 23.1	Consent of Crowe Horwath LLP	20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Motorola, Inc.

  401(k) Plan Committee

Schaumburg, Illinois

We have audited the accompanying statements of net assets available for benefits of the Motorola 401(k) Plan (“the Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois

June 21, 2011

MOTOROLA 401(k) PLAN

FINANCIAL STATEMENTS

AND SCHEDULES

December 31, 2010 and 2009

MOTOROLA 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

(In thousands)

	2010	2009
Assets:
Investments at fair value:
U.S. Government and agencies securities	$—	$54,110
Corporate bonds and debentures	144	137,363
Motorola, Inc. common stock	273,910	249,766
Investments in collective trusts	5,103,720	4,423,675
Investments under securities lending agreements (Note 6)	—	41,221
Securities lending collateral pool (Note 6)	—	42,392
Other	2,012	26,649

Total investments	5,379,786	4,975,176

Noninterest bearing cash	38	70

Receivables:
Employer contributions	5,002	—
Employee contributions		1
Interest receivable	—	1,209
Notes receivable	55,681	54,675

Total receivables	60,683	55,885

Total assets	5,440,507	5,031,131

Liabilities:
Pending trade purchases	—	2,875
Obligations for collateral received for investments under securities lending (Note 6)	—	42,615

Total liabilities	—	45,490

Net assets available for benefits	$5,440,507	$4,985,641

See accompanying notes to financial statements.

MOTOROLA 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

(In thousands)

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$587,499
Interest and dividends	12,193

Total investment income	599,692
Contributions:
Participants	185,077
Employers	38,880
Rollover	3,407

Total contributions	227,364

Total additions	827,056
Deductions from net assets attributed to:
Benefits paid to participants	367,411
Administrative and other expenses	4,495

Total deductions	371,906

Net increase before transfers	455,150
Transfer out of assets relating to plan spin off, net (Note 8)	(284)

Net increase	454,866
Net assets available for benefits:
Beginning of year	4,985,641

End of year	$5,440,507

See accompanying notes to financial statements.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of Plan

The following description of the Motorola 401(k) Plan (the Plan), which name was changed to the Motorola Solutions 401(k) Plan on January 1, 2011 as described in Section 10, Subsequent Events, provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan sponsored by Motorola, Inc. (n/k/a Motorola Solutions, Inc.) and certain subsidiaries (the Company) covering substantially all domestic employees. Employees become eligible to contribute to the Plan immediately upon employment.

The non-leveraged employee stock ownership plan (the ESOP) portion of the Plan is designed to invest primarily in shares of the Company’s common stock. The ESOP portion of the Plan is participant directed. Each participant is entitled to exercise voting rights attributable to the shares allocable to their account determined by the Trustee. The participant is notified by the proxy agent prior to the time that such rights are to be exercised. Dividends paid on the Company’s common stock are allocated to the participant’s account and reinvested in Company common stock or paid directly to the participant. Since the Company did not declare dividends in 2010, there were no pass-through dividends in the Plan in 2010.

(b)	Contributions

Participants may elect to contribute up to 30% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (IRC). The annual deferral limit as set by the IRC was $16,500 in 2010. The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $5,500 in 2010.

Employer matching contributions to the Plan were temporarily suspended effective January 1, 2009 and were subsequently reinstated beginning July 1, 2010. Participants received one dollar for each dollar they contributed in pretax contributions to the Plan, up to a maximum of 4 percent of eligible compensation. The maximum amount of matching contributions for 2010 was prorated due to the mid-year reinstatement and did not exceed 2 percent of the eligible compensation for the entire year.

Participants are allowed to make after-tax contributions to the Plan effective April 1, 2010. Participants are able to contribute in whole percentage amounts up to 20% of their compensation for the year, and these contributions and earnings thereon are 100% vested and non-forfeitable at all times.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of Plan (Continued)

(c)	Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals, after-tax contributions, allocations of employer matching contributions, plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are fully vested in their elective deferrals and related earnings at all times. A participant will be 100% vested in employer contributions and earnings thereon after they have completed one year of service. However, the participant becomes 100% vested in their account balances upon reaching normal retirement age, total and permanent disability, death, or Plan termination.

Participants who terminated employment prior to July 1, 2000, but chose to leave their account balances in the Plan are subject to forfeiture of the unvested portion of employer contributions upon the earlier of their withdrawal from the Plan, or the five year anniversary of their employment termination. Terminated employees who have left their account balances in the Plan and are rehired by the Company within five years are not subject to forfeiture of their unvested employer contributions. The portion of employer contributions not vested upon termination of employment is forfeited and is used to offset employer contributions. As of December 31, 2010, forfeitures available for use were $270,590. All unused amounts may be used to offset future employer contributions or pay Plan expenses.

(e)	Benefits

At the option of the participant, distributions from the Plan may be made in the form of: (a) a lump-sum distribution with the option of receiving shares of Motorola stock or cash, (b) annual installments from the Plan, or (c) combinations thereof. Participants hired after January 1, 1996 may not elect the annual installment option. Partial distributions (with a minimum of $5,000) are also available to participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70-1/2 (although this requirement applies to beneficiaries).

Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, after-tax, and rollover contributions. Hardship withdrawals of rollover contributions are permitted. Participants who terminate employment with the Company for any reason, and have a vested account balance of $1,000 or less will have their account balance distributed in the form of a lump sum distribution.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of Plan (Continued)

(e)	Benefits (Continued)

Participants who have attained the age of 70-1/2 and who are an employee of the Company may withdraw all or any portion of his/her account subject to IRS minimum distribution requirements. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Participants who are employees of the Company and who have made a rollover transfer into the Plan may withdraw all or any portion of their rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Effective January 1, 2009 the Plan was amended to comply with the provisions of the Heroes Assistance and Relief Tax Act of 2008 and to suspend required minimum distributions for the 2009 Plan Year as permitted under The Worker, Retiree and Employer Recovery Act of 2008.

(f)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Such transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Terms for notes receivable from participants range from 1-5 years or up to 15 years for the purchase of a primary residence. Such notes receivable are secured by the balance in the participant’s account and bear interest at a reasonable interest rate. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% unless the plan administrator determines the interest rate is not reasonable. Prior to July 16, 2003, interest rates included a 0.3% loan insurance fee. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged for participants who borrow from their accounts.

(g)	Plan Termination

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. It has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Adoption of New Accounting Standards

In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. Early application is permitted. The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $54,675,000 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan’s net assets available for benefits.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Administrative and Other Expenses

The expenses necessary to administer the Plan are paid out of Plan assets. Certain plan related expenses may be paid by the Company at its discretion.

(f)	Payment of Benefits

Benefits are recorded when paid.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)	Summary of Significant Accounting Policies (Continued)

(g)	Risk and Uncertainties

The Plan invests in various investment securities. These investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(h)	Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

(3)	Fair Value Measurements

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3)	Fair Value Measurements (Continued)

Investments measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Motorola, Inc. Common Stock	$273,910	$—	$—
Collective Trust Funds
Domestic Equity	—	2,673,709	—
International Equity	—	757,107	—
Fixed Income	—	1,672,904	—
Other Government Bonds	—	2,012	—
Asset-Backed Securities	—	144	—

	$273,910	$5,105,876	$—

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3)	Fair Value Measurements (Continued)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Motorola, Inc. Common Stock	$249,766	$—	$—
Collective Trust Funds
Domestic Equity	—	2,319,937	—
International Equity	—	732,174	—
Fixed Income	—	1,371,564	—
US Government Agency Securities	—	1,098	—
US Government Bonds	—	459	—
US Government Mortgage Backed Securities	—	50,730	—
US Inflation Indexed Government Bond	—	1,823	—
Domestic Corporate Debt	—	41,926	—
Foreign Corporate Debt	—	30,078	—
Foreign Government Agencies	—	22,933	—
Foreign Government Bonds	—	470	1,743
Foreign Municipal Bonds	—	1,474	—
Asset-Backed Securities	—	32,915	1,720
Commercial Mortgage Backed Securities	—	10,489	—
Guaranteed Fixed Income	—	18,475	—
Non-Government Backed CMOs	—	1,760	—
Other Fixed Income	—	29	—
Investments Under Securities Lending	—	41,221	—
Securities Lending Collateral Pool	—	42,392	—

	$249,766	$4,721,947	$3,463

There were no significant transfers between level 1 and level 2 investments.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3)	Fair Value Measurements (Continued)

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

	Fair Value Measurements using Significant Unobservable Inputs (Level 3) (in thousands)
	Foreign Govt	Asset Backed	Total
Beginning balance, January 1, 2010	$1,743	$1,720	$3,463
Net realized and unrealized appreciation (depreciation)	(4)	41	37
Purchases, sales, issuances and settlements (net)	(1,739)	(1,761)	(3,500)

Ending balance, December 31, 2010	$—	$—	$—

The following are descriptions of the valuation methods and assumptions used for investments of the Plan, including securities loaned and collateral for securities loaned.

The fair values of publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Fair values of U.S. Treasury, agency, mortgage backed and inflation indexed securities are determined based on recent bid prices (Level 2 inputs).

Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings (Level 2 inputs). When quoted prices are not available for identical or similar bonds, the bond is valued using matrix pricing, a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). Certain corporate bonds are valued using extrapolated data, proprietary models, and indicative quotes (Level 3 inputs).

The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (Level 2 inputs). The investment objectives and underlying investments of the collective trusts vary, with some holding high-grade money market instruments with short maturities designed to provide for cash reserves while offering a competitive rate of return with principal preservation as a primary objective, some holding fixed income securities and designed to approximate the performance of the Barclay’s Capital Aggregate Bond Index, some holding diversified portfolios of large-cap domestic stocks designed to approximate the performance of the S&P 500 Index, some holding diversified portfolios of mid-cap domestic stocks designed to approximate the performance of the S&P 400 Mid Cap Index, some holding diversified portfolios of small-cap domestic stocks designed to approximate the performance of the

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3)	Fair Value Measurements (Continued)

Russell 2000 Index, and others holding a blend of various international stocks designed to approximate the performance of the Europe, Australia, and Far East (EAFE) Index. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Fair values of foreign government and agency securities and foreign municipal bonds are determined based on recent bid prices (Level 2 inputs). Certain foreign government securities are valued using extrapolated data, proprietary models, and indicative quotes (Level 3 inputs).

Fair values of asset backed securities, commercial mortgage backed securities, guaranteed fixed income, non-government backed commercial mortgage obligations, and other fixed income securities are determined based on recent bid prices (Level 2 investments). Certain asset backed securities are valued using extrapolated data, proprietary models, and indicative quotes (Level 3 inputs).

Fair values of securities lending collateral pools have been determined to approximate the reported redemption values of $1.00 per unit, based upon recent transaction prices (Level 2 inputs). While the collateral pools are managed to seek a constant $1.00 per share net asset value, net asset values per unit can fluctuate over time, and guarantees of principal are not provided. The collateral pools invest primarily in short-term and medium-term debt instruments of high credit quality.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date, although any differences are not anticipated to be material to the financial statements.

(4)	Party-in-Interest Transactions

Certain Plan assets are investments managed by The Northern Trust Company, (“Northern Trust”) the custodian and Trustee of the Plan, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under section 408(b) of the ERISA regulations. The Plan paid certain administrative fees to the Trustee, third-party administrator, and various investment managers which qualify as party-in-interest transactions.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(4)	Party-in-Interest Transactions (Continued)

At December 31, 2010 and 2009, the Plan had $273,909,547 and $249,765,602, respectively, invested in Company stock through a unitized investment fund managed by the Trustee. The Plan held 30,199,509 and 32,186,289 shares of Company stock as of December 31, 2010 and 2009, respectively.

(5)	Investments

At December 31, 2010, the fair value of individual investments which are 5% or more of net assets available for benefits are as follows (in thousands):

Northern Trust Collective Funds:
S&P 500 Equity Index Fund	$1,666,619
S&P Midcap 400 Equity Index Fund	712,856
EAFE Index Fund	757,107
Collective Daily Aggregate Bond Fund	1,024,145
Short Term Investment Fund	387,751
Russell 2000 Index Fund-Lending	294,235

Corporate Common Stock:

Motorola Inc	273,910

At December 31, 2009, the fair value of individual investments which are 5% or more of net assets available for benefits are as follows (in thousands):

Northern Trust Collective Funds:
S&P 500 Equity Index Fund	$1,545,171
S&P Midcap 400 Equity Index Fund	557,019
EAFE Index Fund	732,174
Collective Daily Aggregate Bond Fund	938,367
Short Term Investment Fund	433,197
Corporate Common Stock:
Motorola Inc	249,766

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(5)	Investments (Continued)

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

U.S. Government and agencies securities	$(2,544)
Corporate bonds and debentures	1,090
Motorola, Inc. common stock	39,904
Investments in collective trusts	548,441
Other investments	608

Net appreciation in fair value of investments	$587,499

(6)	Securities Lending

The Plan entered into securities lending transactions with broker/dealers for which fees are paid to the Plan. The securities are required to be 100% collateralized by cash, U.S. Government securities, or irrevocable bank letters of credit. The transferee may sell or re-pledge the securities loaned. Fees earned on securities lending activity are included in interest income. Either party may terminate the lending agreement at any time and the collateral shall be used for any failure to deliver borrowed securities.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(6)	Securities Lending (Continued)

Fair value of securities loaned by type of investment and corresponding collateral that pertain to the Plan’s assets at December 31, 2009 were as follows (in thousands):

	Securities under lending agreements	Collateralized by
		Cash	Northern Trust Commingled Investment Pool
U.S. Government and agency securities	$21,672	$—	$22,289
U.S. Equities	37	—	38
Corporate bonds and debentures	19,512	—	20,065

Total securities lending in Plan	$41,221	$—	$42,392

Effective September 19, 2008, Northern Trust declared a collateral deficiency under its Securities Lending Authorization Agreement (“Lending Agreements”) with respect to five of its commingled cash collateral investment pools. As a consequence of the collateral deficiency and because participating clients of the collateral pool hold the risk of loss on the collateral, Northern Trust has allocated a portion of the collateral deficiency to each participating client, including the Plan, with the Plan’s allocation being $1,153,592.

On September 29, 2008, Northern Trust made a cash payment to the collateral pool to partially reduce the Plan’s allocated portion of the collateral deficiency. In November 2009, Northern Trust approved a reduction to the collateral deficiency in the amount of $746,411.

The deficiency as of December 31, 2009 was $222,954. This is a liability of the Plan since the Plan has the obligation to repay the amount of the original collateral. The total collateral obligation which is recorded as a liability on the Plan’s financial statements, including the deficiency, is $42,615,215 as of December 31, 2009.

In March 2010, Northern Trust reversed the remaining collateral deficiency which left the Plan with no collateral deficiency liability as of that date. As of December 31, 2010, the Plan exited the direct securities lending arrangement, but still invests in commingled funds that participate in securities lending programs.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(7)	Federal Income Taxes

The Plan received a favorable determination letter dated November 21, 2002 from the Internal Revenue Service regarding the Plan’s Federal income tax status. The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The trust is exempt from Federal income taxes pursuant to the provisions of Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan filed an application with the Internal Revenue Service requesting an updated determination letter.

(8)	Transfer of Assets Relating to Divestitures

The following net assets were transferred out of the Plan during the plan year ended December 31, 2010 as a result of the divestiture of a business previously owned by the Company (in thousands):

Effective date	Divestiture	Amount Transferred (out)

March 12, 2010	Infinite	$(284)

(9)	Legal Matters

In the ordinary course of business, Motorola is a defendant on behalf of the Plan in various lawsuits, including actions filed by former participants. The Plan Sponsor believes these legal proceedings will not have a material adverse effect on the Plan or the financial results of the Plan.

(10)	Subsequent Events

On January 4, 2011, Motorola, Inc. completed its previously announced separation into two independent, publicly traded companies and changed its name to Motorola Solutions, Inc. As a result, the Plan was amended and restated, as of January 1, 2011, under the Motorola Solutions 401(k) Plan. Participation in the Plan ended on December 31, 2010 for employees of Motorola Mobility, Inc. Plan assets for employees of Motorola Mobility, Inc. were automatically transferred to the Motorola Mobility 401(k) Plan on January 4, 2011 in the amount of $973,140,691 (unaudited).

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(10)	Subsequent Events (Continued)

Effective January 4, 2011, the Motorola Mobility stock fund was added as an investment option. Money was allocated to participants in that account according to the participant balance in the Motorola Solutions stock fund. The Motorola Mobility stock fund will be maintained no later than December 31, 2011. After December 31, (or an earlier date if determined by the independent fiduciary for this fund), any balance remaining in the Motorola Mobility stock fund will be sold in an orderly fashion, and the proceeds will be invested in the Balanced Fund I. Participants are able to transfer out of this fund at their discretion, but are not allowed to transfer money into the fund. Money in the fund is managed by participant discretion.

In July 2010, Nokia Siemens Networks and Motorola, Inc. jointly announced that the companies entered into an agreement under which Nokia Siemens Networks will acquire the majority of Motorola’s wireless network infrastructure assets. The companies completed closing activities on April 30, 2011. Employees who were hired by Nokia Siemens Networks are considered terminated vested participants in the Plan on April 30, 2011 and are eligible for distributions as provided by the Plan.

Motorola 401(k) Plan

Form 5500 Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

Name of Plan Sponsor: Motorola, Inc.

Employer Identification Number: 36-1115800

Three-Digit Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including, Maturity Date, rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(In 1000’s) (e) Current Value
		Corporate Debt Instruments - Preferred
	AMERICREDIT	AMERICREDIT FLTG RT 2.25999999046% DUE 05-15-2012	*	*	144

		Total Corporate Debt Instruments - Preferred			144

		Corporate Stock - Common
*	MOTOROLA, INC	#REORG MOTOROLA INC COM REVERSE SPLIT MOTOROLA INC COM 2065052 EFF 01-04-2011	*	*	273,910

		Total Corporate Stock - Common			273,910

		Value of Interest in Collective Trusts
*	THE NORTHERN TRUST COMPANY	COLTV SHORT TERM INVT FD	*	*	387,751
*	THE NORTHERN TRUST COMPANY	MFB NT COLLECTIVE RUSSELL 2000 INDEX FUND - LENDING	*	*	294,235
*	THE NORTHERN TRUST COMPANY	MFB NT COLLECTIVE S&P 400 INDEX FUND - LENDING	*	*	712,856
*	THE NORTHERN TRUST COMPANY	MFB NT COLLECTIVE SHORT TERM GOVERNMENT FUND - LENDING	*	*	261,008
*	THE NORTHERN TRUST COMPANY	MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND - LENDING	*	*	1,024,145
*	THE NORTHERN TRUST COMPANY	MFB NT COLLECTIVE S&P 500 INDEX FUND - LENDING	*	*	1,666,619
*	THE NORTHERN TRUST COMPANY	MFB NT COLLECTIVE EAFE INDEX FUND - LENDING	*	*	757,107

		Total Value of Interest in Collective Trusts			5,103,720

		Other
	ARIZONA EDL LN MARKETING CORP	AZ EDL LN MARKETING CORP EDL LN REV FLT-SR SER A-2 VAR RT DUE 12-01-23	*	*	1,121
	LA LOC GOV ENVMNTL	LA LOC GOV ENVMNTL FACS & TAX ELL A-1 1.11 2/1/16 OID 1.116 @ 99.967	*	*	891

		Total Other			2,012

		Participant Loans
*	Participant Loans	PARTICIPANT LOANS, VARYING MATURITIES WITH INTEREST RATES RANGING FROM 3.662% TO 11.5%	*	*	55,681

		Total Participant Loans			55,681

		Grand Total			5,435,467

*	Represents a party-in-interest to the Plan
**	Historical cost is disclosed only for nonparticipant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Motorola 401(k) Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

MOTOROLA 401(k) PLAN

Date: June 23, 2011	By:	/s/ Sheila A Forsberg
Sheila A. Forsberg
Senior Director, U.S. Benefits and
Motorola 401(k) Plan Committee, Plan Administrator